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                                                           Exhibit 99(a)(5)(vii)

                                                                    News Release

[GRUBB & ELLIS LOGO]


FOR IMMEDIATE RELEASE                                   Contact:  Noeleen Colgan
                                                                  847.753.7594



                 GRUBB & ELLIS COMPANY ANNOUNCES FINAL RESULTS

                           OF ITS SELF-TENDER OFFER

NORTHBROOK, Ill., Jan. 31, 2001 -- Grubb & Ellis Company (NYSE: GBE) announced the final results of its previously announced cash offer to purchase up to 7,000,000 shares of its common stock at a price of $7.00 per share. The cash offer expired at 5:00 p.m. New York City Time, on January 24, 2001.

     A total of 19,558,375 shares of the company's common stock were tendered and delivered pursuant to the offer, of which the company has accepted 7,000,000 shares.

     Because the offer was oversubscribed, a proration factor of approximately
35.6 percent for shares of the company's common stock tendered will be applied, except that all shares tendered from holders of less than 100 shares will be repurchased.

     Grubb & Ellis Company is one of the nation's largest commercial real estate services firms. Through its offices, affiliates and global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, the company provides a full range of real estate services, including advisory, management and consultative services, to users and investors worldwide.

With the collective resources of approximately 8,000 people in over 200 offices in 27 countries, Grubb & Ellis professionals arrange the sale or lease of such business properties as industrial, retail and office buildings, as well as the acquisition and disposition of multi-family and hospitality properties and commercial land. Major multiple-market clients have a single point of contact through the firm's corporate and institutional units for coordination of all of the firm's services as well as site selection, feasibility studies, market forecasts and research. For more information, visit the company's website at www.grubb-ellis.com.
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